EXHIBIT 99.16

CONSENT OF LOUIS NGUYEN

Reference is made to the technical report entitled “Caspiche Project, Copiapo, Chile, NI 43-101 Technical Report Caspiche Pre-Feasibility Study” dated January 16, 2012, which contains certain scientific and technical information related to the Caspiche property of Exeter Resource Corporation (the “Technical Report”).

I hereby consent to the inclusion of references to my name and references to, and information derived from, the Technical Report, in this Annual Report on Form 40-F of Exeter Resource Corporation, which is being filed with the United States Securities and Exchange Commission.

Dated this 30th day of March, 2012.

/s/ Louis Nguyen
Name: Louis Nguyen, P. Eng.